DAVE & BUSTER’S ENTERTAINMENT, INC.

2481 Mañana Drive

Dallas, Texas 75220

October 9, 2012

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re:	Dave & Buster’s Entertainment, Inc. –
Registration Statement on Form S-1, Registration No. 333-175616

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Dave & Buster’s Entertainment, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-175616), together with all exhibits thereto, initially filed on July 15, 2011 as subsequently amended (collectively, the “Registration Statement”).

Due to prevailing market conditions, the Company has determined not to utilize the Registration Statement for a public offering at this time. The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Jay L. Tobin, Senior Vice President, General Counsel and Secretary at the above-mentioned address, facsimile number (214) 357-1536, with a copy to Alexander D. Lynch, Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York, 10154, facsimile number (212) 310-8007.

If you have any questions with respect to this matter, please contact Alexander D. Lynch of Weil, Gotshal & Manges LLP at (212) 310-8971.

Very truly yours,

Dave & Buster’s Entertainment, Inc.

By:	/s/ Jay L. Tobin
Name:	Jay L. Tobin
Title:	Senior Vice President, General Counsel
and Secretary